Exhibit 99.3

Consolidated Financial Statements

Year Ended
September 30, 2007

AXCAN PHARMA

Axcan Pharma Inc.

Consolidated Financial Statements
September 30, 2007 and 2006

Management’s Report	2

Management’s Report on Internal Control over Financial Reporting	3

Report of Independent Registered Public Accounting Firm	4

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting	5

Financial Statements

Consolidated Balance Sheets	7

Consolidated Operations	8

Consolidated Shareholders’ Equity and Comprehensive Income	9

Consolidated Cash Flows	10

Notes to Consolidated Financial Statements	11 to 38

Management’s Report

The consolidated financial statements of Axcan Pharma Inc. and subsidiaries (collectively “the Company”) and the other financial information included in this annual report are the responsibility of the Company’s management.

These consolidated financial statements and the other financial information have been prepared by management in accordance with accounting principles generally accepted in the United States of America. This responsibility includes the selection of appropriate accounting principles and methods in the circumstances and the use of careful judgement in establishing reasonable accounting estimates.

Management maintains internal control systems designed among other things, to provide reasonable assurance that the Company’s assets are adequately safeguarded and that the accounting records are a reasonable basis to prepare relevant and reliable financial information.

The Audit Committee is composed solely of external directors. This Committee meets with the external auditors and management to discuss matters relating to the audit, internal control and financial information. The Committee also reviews the consolidated quarterly and annual financial statements.

These consolidated financial statements have been audited by Raymond Chabot Grant Thornton LLP, whose report indicating the scope of their audits and their opinion on the consolidated financial statements is presented hereafter.

The Board of Directors has approved the Company’s financial statements on the recommendation of the Audit Committee.

[s]Frank Verwiel, M.D.	[s]Steve Gannon
President and	Senior Vice President
Chief Executive Officer	and Chief Financial
Officer

Mont-Saint-Hilaire, Quebec, Canada
November 29, 2007

Management’s Report on Inter Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintaining records that, in reasonable detail, accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for the preparation of our financial statements; providing reasonable assurance that receipts and expenditures of the Company are made under the authorization of management and directors of the Company; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of September 30, 2007.

Raymond Chabot Grant Thornton LLP, our independent registered public accounting firm, has issued an attestation report on internal control over financial reporting for Axcan Pharma Inc. as of September 30, 2007, which is included herein.

[s]Frank Verwiel, M.D.	[s]Steve Gannon
President and	Senior Vice President
Chief Executive Officer	and Chief Financial
Officer

Mont-Saint-Hilaire, Quebec, Canada

November 29, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Axcan Pharma Inc.

We have audited the consolidated balance sheets of Axcan Pharma Inc. and subsidiaries as of September 30, 2007 and 2006 and the consolidated statements of operations, shareholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended September 30, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Axcan Pharma Inc. and subsidiaries as of September 30, 2007 and 2006 and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2007 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Axcan Pharma Inc. and subsidiaries’ internal control over financial reporting as of September 30, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated November 29, 2007 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ Raymond Chabot Grant Thornton LLP

Raymond Chabot Grant Thornton LLP

Chartered Accountants

Montreal, Quebec, Canada

November  29, 2007

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

To the Board of Directors and Shareholders of
Axcan Pharma Inc.

We have audited Axcan Pharma Inc. and subsidiaries’ internal control over financial reporting as of September 30, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Axcan Pharma Inc. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the effectiveness of Axcan Pharma Inc. and subsidiaries’ internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on assessed risk and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Axcan Pharma Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of September 30, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Axcan Pharma Inc. and subsidiaries as of September 30, 2007 and 2006 and the consolidated statements of operations, shareholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended September 30, 2007 and our report dated November 29, 2007 expressed an unqualified opinion on those consolidated financial statements.

/s/ Raymond Chabot Grant Thornton LLP

Raymond Chabot Grant Thornton LLP

Chartered Accountants

Montreal, Quebec, Canada

November  29, 2007

Axcan Pharma Inc.

Consolidated Balance Sheets
September 30

(in thousands of U.S. dollars, except share related data)

	2007	2006
	$	$
ASSETS
Current assets
Cash and cash equivalents	179,672	55,830
Short-term investments, available for sale (Note 4)	129,958	117,151
Accounts receivable, net (Note 5)	36,674	30,939
Income taxes receivable	10,092	8,987
Inventories (Note 6)	26,706	37,349
Prepaid expenses and deposits	3,070	3,699
Deferred income taxes (Note 7)	15,955	8,423
Total current assets	402,127	262,378
Property, plant and equipment, net (Note 8)	31,197	28,817
Intangible assets, net (Note 9)	367,217	375,680
Goodwill, net	27,467	27,467
Deferred debt issue expenses, net	—	1,475
Deferred income taxes (Note 7)	4,603	—
Total assets	832,611	695,817
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Note 11)	83,196	60,733
Income taxes payable	18,938	2,099
Instalments on long-term debt	527	681
Deferred income taxes (Note 7)	2,076	1,104
Total current liabilities	104,737	64,617
Long-term debt (Note 12)	122	125,565
Deferred income taxes (Note 7)	37,555	38,211
Total liabilities	142,414	228,393
Commitments and contingencies (Note 18)

SHAREHOLDERS’ EQUITY
Capital stock (Note 13)
Preferred shares, without par value; unlimited shares authorized; no shares issued	—	—
Series A preferred shares, without par value; shares authorized: 14,175,000; no shares issued	—	—
Series B preferred shares, without par value; shares authorized: 12,000,000; no shares issued	—	—
Common shares, without par value; unlimited shares authorized; 55,359,652 issued and outstanding as at September 30, 2007 and 45,800,581 as at September 30, 2006	395,888	262,786
Retained earnings	249,371	177,906
Additional paid-in capital	9,089	4,967
Accumulated other comprehensive income	35,849	21,765
Total shareholders’ equity	690,197	467,424
Total liabilities and shareholders’ equity	832,611	695,817

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board,

[s] Léon F. Gosselin	, Director

[s] Dr Claude Sauriol	, Director

Axcan Pharma Inc.

Consolidated Operations
Years ended September 30

(in thousands of U.S. dollars, except share related data)

	2007	2006	2005
	$	$	$
Revenue	348,947	292,317	251,343

Cost of goods sold (a)	83,683	72,772	71,534
Selling and administrative expenses (a)	101,273	93,338	85,997
Research and development expenses (a)	28,655	39,789	31,855
Depreciation and amortization	22,494	22,823	21,532
Acquired in-process research (Note 3)	10,000	—	—
Partial write-down of intangible assets	—	5,800	—
	246,105	234,522	210,918
Operating income	102,842	57,795	40,425

Financial expenses	4,825	6,988	7,140
Interest income	(11,367)	(5,468)	(1,340)
Loss (gain) on foreign currency	2,352	(1,110)	(213)
	(4,190)	410	5,587
Income before income taxes	107,032	57,385	34,838
Income taxes (Note 7)	35,567	18,266	8,413
Net income	71,465	39,119	26,425

Income per common share
Basic	1.47	0.86	0.58
Diluted	1.33	0.79	0.56

Weighted average number of common shares
Basic	48,466,980	45,741,419	45,617,703
Diluted	55,724,405	55,064,496	55,219,202

(a) Exclusive of depreciation and amortization

The accompanying notes are an integral part of the consolidated financial statements. Note 14 presents additional information on consolidated operations.

Axcan Pharma Inc.

Consolidated Shareholders’ Equity and Comprehensive Income
Years ended September 30

(in thousands of U.S. dollars, except share related data)

	2007	2006	2005
Common shares (number)
Balance, beginning of year	45,800,581	45,682,175	45,562,336
Shares issued on conversion of subordinated notes	8,924,080	—	—
Shares issued pursuant to the stock incentive plans for cash	634,991	118,406	119,839
Balance, end of year	55,359,652	45,800,581	45,682,175

	$	$	$

Common shares
Balance, beginning of year	262,786	261,714	260,643
Shares issued on conversion of subordinated notes	125,000	—	—
Stock-based compensation on exercised options	845	—	—
Shares issued pursuant to the stock incentive plans for cash	7,257	1,072	1,071
Balance, end of year	395,888	262,786	261,714
Retained earnings
Balance, beginning of year	177,906	138,787	112,362
Net income	71,465	39,119	26,425
Balance, end of year	249,371	177,906	138,787
Additional paid-in capital
Balance, beginning of year	4,967	1,329	—
Stock-based compensation expense	4,548	3,554	—
Stock-based compensation on exercised options	(845)	—	—
Income tax deductions on stock options exercise	419	84	1,329
Balance, end of year	9,089	4,967	1,329
Accumulated other comprehensive income
Balance, beginning of year	21,765	15,774	19,071
Foreign currency translation adjustments	14,084	5,991	(3,297)
Balance, end of year	35,849	21,765	15,774
Total shareholders’ equity	690,197	467,424	417,604
Comprehensive income
Foreign currency translation adjustments	14,084	5,991	(3,297)
Net income	71,465	39,119	26,425
Total comprehensive income	85,549	45,110	23,128

The accompanying notes are an integral part of the consolidated financial statements.

Axcan Pharma Inc.

Consolidated Cash Flows
Years ended September 30

(in thousands of U.S. dollars)

	2007	2006	2005
	$	$	$
OPERATING ACTIVITIES
Net income	71,465	39,119	26,425
Non-cash items
Non-cash financial expenses	1,475	1,117	1,100
Other depreciation and amortization	22,494	22,823	21,532
Partial write-down of intangible assets	—	5,800	—
Loss on disposal and write-down of assets	3,875	1,064	—
Stock-based compensation expense	4,548	3,554	—
Foreign currency fluctuations	1,763	(739)	(84)
Deferred income taxes	(11,696)	516	(3,261)
Changes in working capital items (Note 15)	42,178	11,080	22,033
Cash flows from operating activities	136,102	84,334	67,745
INVESTING ACTIVITIES
Acquisition of short-term investments	(148,929)	(117,151)	(14,519)
Disposal of short-term investments	136,122	17,619	12,822
Acquisition of property, plant and equipment	(6,789)	(4,038)	(6,330)
Disposal of property, plant and equipment	219	—	—
Acquisition of intangible assets	(38)	(4,569)	(51)
Cash flows from investing activities	(19,415)	(108,139)	(8,078)
FINANCING ACTIVITIES
Long-term debt	—	634	—
Repayment of long-term debt	(704)	(2,322)	(1,857)
Deferred debt issue expenses	—	—	(589)
Issue of shares	7,257	1,072	1,071
Cash flows from financing activities	6,553	(616)	(1,375)

Foreign exchange gain (loss) on cash held in foreign currencies	602	282	(302)
Net increase (decrease) in cash and cash equivalents	123,842	(24,139)	57,990
Cash and cash equivalents, beginning of year	55,830	79,969	21,979
Cash and cash equivalents, end of year	179,672	55,830	79,969

The accompanying notes are an integral part of the consolidated financial statements.

Axcan Pharma Inc.

Notes to Consolidated Financial Statements

September 30

(Amounts in the tables are stated in thousands of U.S. dollars, except share related data)

1      –  GOVERNING STATUTES AND NATURE OF OPERATIONS

Axcan Pharma Inc. is incorporated under the Canada Business Corporations Act. The Company is involved in the research, development, production and distribution of pharmaceutical products, mainly in the field of gastroenterology.

2      –  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements have been prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the date of the financial statements and also affect the recognized amounts of revenues and expenses during the year. Significant estimates and assumptions made by management include allowances for accounts receivable and inventories, reserves for product returns, rebates, chargebacks and distribution service agreement fees, the classification of intangible assets between finite life and indefinite life, the useful lives of long-lived assets, the expected cash flows used in evaluating long-lived assets, goodwill and investments for impairment, stock-based compensation costs, pending legal settlements, the establishment of provisions for income taxes including the realizability of deferred tax assets and the allocation of the purchase price of acquired assets and businesses. The estimates are made using the historical information and various other relevant factors available to management. The Company reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any adjustments when necessary. Actual results could differ from those estimates based upon future events, which could include, among other risks, changes in regulations governing the manner in which the Company sells its products, changes in the health care environment, foreign exchange and managed care consumptions patterns.

Principles of consolidation

These financial statements include the accounts of Axcan Pharma Inc. and its subsidiaries, the most significant being Axcan Scandipharm, Inc. (“Axcan Scandipharm”), Axcan Pharma U.S. Inc. and Axcan Pharma S.A.. Significant intercompany balances and transactions have been eliminated on consolidation.

Axcan Pharma Inc.

Notes to Consolidated Financial Statements

September 30

(Amounts in the tables are stated in thousands of U.S. dollars, except share related data)

2      –  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

Revenue is recognized when the product is shipped to the Company’s customers, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped. Provisions for sales discounts and estimates for chargebacks, managed care and Medicaid rebates, products returns and distribution service agreement fees are established as a reduction of product sales revenues at the time such revenues are recognized. These revenue reductions are established by the Company at the time of sale, based on historical experience adjusted to reflect known changes in the factors that impact such reserves. In certain circumstances, returns of products are allowed under the Company’s policy and provisions are maintained accordingly. These revenue reductions are generally reflected as an addition to accrued expenses. Amounts received from customers as prepayments for products to be shipped in the future are reported as deferred revenue.

Cash and cash equivalents

The Company includes in cash and cash equivalents cash and all highly liquid short-term investments with initial maturities of three months or less at the time of purchase. Cash equivalents are recorded at fair value.

Short-term investments

The Company classifies its short-term investments as available-for-sale. These investments are recorded at their fair value, and unrealized gains or losses, net of tax, are reported in Accumulated other  comprehensive income in shareholders’ equity. As at September 30, 2007, 2006 and 2005 there were no material unrealized gains or losses. The Company monitors its investments for other than temporary declines in fair value and charges impairment losses to income when other than temporary decline in estimated value occurs.

Accounts receivable

The majority of the Company’s accounts receivable are due from companies in the pharmaceutical industry. Credit is extended based on an evaluation of a customer’s financial condition and, generally, collateral is not required. Accounts receivable are due within 30 to 60 days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company’s previous loss history, the customer’s current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to bad debt expense.

Axcan Pharma Inc.

Notes to Consolidated Financial Statements

September 30

(Amounts in the tables are stated in thousands of U.S. dollars, except share related data)

2      –  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventory valuation

Inventories of raw materials and packaging material are valued at the lower of cost and replacement cost. Inventories of work in progress and finished goods are valued at the lower of cost and net realizable value. Cost is determined by the first-in, first-out method. Cost for work in progress and finished goods includes raw materials, direct labour, subcontracts and an allocation for overhead. Allowances are maintained for slow-moving inventories based on the remaining shelf life of products and estimated time required to sell such inventories. Obsolete inventory and rejected products are written off to cost of goods sold.

Research and development

Research and development expenses are charged to operations in the year they are incurred. Acquired in-process research and development having no alternative future use is expensed at the time of acquisition. The cost of intangibles that are purchased from others for a particular research and development project that have no alternative future use are expensed at the time of acquisition.

Depreciation and amortization

Property, plant and equipment and intangible assets with a finite life are reported at cost, less accumulated depreciation and are depreciated or amortized over their estimated useful lives according to the straight-line method over the following periods:

Buildings	10 to 25 years
Furniture and equipment	5 to 10 years
Computer equipment	2 to 5 years
Automotive equipment	4 to 5 years
Leasehold and building improvements	5 to 10 years
Trademarks, trademark licenses and manufacturing rights	7 to 25 years

Depreciation or amortization commences when an asset is substantially completed and becomes available for productive commercial use.

Goodwill and intangible assets with an indefinite life have not been amortized since October 1, 2001.

Deferred debt issue expenses were amortized on a straight-line basis over the terms of the debts, until 2008.

Impairment of long lived-assets

The value of goodwill and intangible assets with an indefinite life are subject to an annual impairment test and the intangible assets with a definite life and property, plant and equipment are subject to an impairment test whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable. The Company compares the carrying value of the unamortized portion of property, plant and equipment and intangible assets with a definite life to the future benefits of the Company’s activities or expected sales of pharmaceutical products. For goodwill and intangible assets with an indefinite life, the test is based on the comparison of the fair value of the asset with its carrying amount. Should there be a permanent impairment in value, a write-down will be recognized for the current year to reflect the assets at fair value.

Axcan Pharma Inc.

Notes to Consolidated Financial Statements

September 30

(Amounts in the tables are stated in thousands of U.S. dollars, except share related data)

2      –  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

Income taxes are calculated using the liability method. Under this method, deferred income tax assets and liabilities are recognized to account for the estimated taxes that will result from the recovery or settlement of assets and liabilities recorded at their financial statement carrying amounts. Deferred income tax assets and liabilities are measured based on enacted tax rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse. A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to remain unrealized. Adjustments to the deferred income tax asset and liability balances are recognized in net income as they occur.

The Company conducts business in various countries throughout the world and is subject to tax in numerous jurisdictions. As a result of its business activities, the Company files a significant number of tax returns that are subject to examination by various federal, state, and local tax authorities. Tax examinations are often complex as tax authorities may disagree with the treatment of items reported by the Company and this may require several years to resolve.

Stock-based compensation

The Company maintains stock-based compensation plans under which stock options, deferred share units (“DSUs”) and restricted share units (“RSUs”) may be granted to employees and non-employee directors. Option awards made under the plans are granted at the stock market price on the last trading date prior to the date of grant and vest over periods ranging from 1 to 5 years.

Effective October 1, 2005, the Company adopted Statement of Financial Accounting Standard (“SFAS”) No. 123(R), “Share-Based Payment”. SFAS No. 123(R) requires all stock-based payments to employees to be expensed over the requisite service period based on the grant-date fair value of the awards and requires that the unvested portion of all outstanding awards upon adoption be recognized using the same fair value and attribution methodologies previously determined under SFAS No. 123, “Accounting for Stock-Based Compensation”. The Company measures stock-based compensation cost at grant date, based on the estimated fair value of the award, and recognizes the cost as an expense on a straight-line basis (net of estimated forfeitures) over the employee requisite service period. The Company continues to use the Black-Scholes valuation method and applied the requirements of SFAS 123(R) using the modified prospective transition approach. Prior to adoption of SFAS No. 123(R), the Company accounted for stock-based employee compensation including stock options, using the method prescribed in Accounting Principles Board Opinion (“APB”) No. 25 “Accounting for Stock Issued to Employees” and SFAS No. 123 “Accounting for Stock-Based Compensation”. Under the provision of APB No. 25 and SFAS No. 123 the compensation cost was recognized using the intrinsic value and pro-forma disclosure of net income and income per share had to be presented in the financial statements as if the fair value method had been applied. The intrinsic value method measures stock-based compensation expense as the amount at which the stock market price at the date of grant exceeds the exercise price.

Axcan Pharma Inc.

Notes to Consolidated Financial Statements

September 30

(Amounts in the tables are stated in thousands of U.S. dollars, except share related data)

2      –  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-based compensation (continued)

If this change in accounting policy had been applied to the previous fiscal years, the Company’s net income, basic income per share and diluted income per share for the year ended September 30, 2005 would have been reduced on a pro-forma basis as follows:

$
Net income as reported	26,425
Less: Total stock-based compensation expense determined under fair value based method, net of income taxes	4,274
Pro-forma net income	22,151

Basic income per share
As reported	0.58
Pro-forma	0.49

Diluted income per share
As reported	0.56
Pro-forma	0.48

Selling and administrative expenses

Selling and administrative expenses include shipping and handling expenses, other than distribution service agreement fees, and advertising expenses. Distribution service agreement fees are deducted from revenue. Advertising costs are expensed as incurred.

Foreign currency translation

The current rate method of translation of foreign currencies is followed for subsidiaries considered financially and operationally self-sustaining. Therefore, all gains and losses arising from the translation of the financial statements of subsidiaries are deferred in a cumulative foreign currency translation adjustments account reported as a component of accumulated other comprehensive income in shareholders’ equity.

For the operations in Canada and the United States of America, monetary assets and liabilities in currency other than U.S. dollars are translated into U.S. dollars, the functional currency of the Company, at the exchange rates in effect at the balance sheet date whereas other assets and liabilities are translated at exchange rates in effect at transaction dates. Revenue and operating expenses in foreign currency are translated at the average rates in effect during the year, except for depreciation and amortization, translated at historical rates. Gains and losses are included in net income for the year.

Axcan Pharma Inc.

Notes to Consolidated Financial Statements

September 30

(Amounts in the tables are stated in thousands of U.S. dollars, except share related data)

2      –  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income per share

Basic income per share is calculated using the weighted average number of common shares outstanding during the year and relevant shares issuable under stock incentive plans. The treasury stock method is used for determining the dilution effect of options. Diluted income per share is calculated using the weighted average number of shares outstanding during the year plus the incremental shares outstanding assuming the exercise of dilutive stock options, restricted stock and convertible instruments. The dilutive effect of convertible subordinated notes is determined using the “if-converted” method.

Recently issued accounting standards

In June 2007, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities.” As a result of this consensus, non-refundable advance payments for goods or services that will be used or rendered for future research and development activities should be deferred and capitalized. Such amounts should be recognized as an expense as the related goods are delivered or the services are performed, or when the goods or services are no longer expected to be provided. This Issue is effective for financial statements issued for fiscal years beginning after December 15, 2007, and earlier application is not permitted. This consensus is to be applied prospectively for new contracts entered into on or after the effective date. The Company is currently evaluating the impact of adoption of this consensus on its consolidated financial statements.

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, which permits an entity to measure certain financial assets and financial liabilities at fair value. The objective of SFAS No. 159 is to improve financial reporting by allowing entities to mitigate volatility in reported earnings caused by the measurement of related assets and liabilities using different attributes, without having to apply complex hedge accounting provisions. Under SFAS No. 159, entities that elect the fair value option (by instrument) will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option election is irrevocable, unless a new election date occurs. SFAS No. 159 establishes presentation and disclosure requirements to help financial statement users understand the effect of the entity’s election on its earnings, but does not eliminate disclosure requirements of other accounting standards. Assets and liabilities that are measured at fair value must be displayed on the face of the balance sheet. This statement is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of the adoption of the provisions of SFAS No. 159 on its consolidated financial statements.

Axcan Pharma Inc.

Notes to Consolidated Financial Statements

September 30

(Amounts in the tables are stated in thousands of U.S. dollars, except share related data)

2      –  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recently issued accounting standards (continued)

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying the Misstatements in Current Year Financial Statements” that expresses the Staff’s views regarding the process of quantifying financial statement misstatements. This bulletin is effective for any interim period of the first fiscal year ending after November 15, 2006. SAB No. 108 requires that companies utilize a “dual approach” to assess the quantitative effects of financial statement misstatements. The dual approach includes both an income statement focus and balance sheet focus assessment. SAB No. 108 permits companies to record the cumulative effect of initially applying the dual approach in the first year ending after November 15, 2006 by recording any necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. The adoption of this bulletin did not have a material effect on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 replaces the different definitions of fair value in the accounting literature with a single definition. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 is effective for fair-value measurements already required or permitted by other standards for financial statements issued for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. The Company is currently evaluating the impact of the adoption of the provisions of SFAS No. 157 on the consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109”. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 is effective for fiscal years beginning after December 15, 2006 and is effective for the Company in the first quarter of the year beginning October 1, 2007. The Interpretation also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. Differences between tax positions taken in a tax return and amounts recognized in the financial statements are recorded as adjustments to income taxes payable or receivable, or adjustments to deferred taxes, or both. FIN No. 48 also requires expanded disclosure at the end of each annual reporting period including a tabular reconciliation of unrecognized tax benefits. In accordance with FIN No. 48, the Company will report the difference between the net amount of assets and liabilities recognized in the balance sheet prior to and after the application of FIN No. 48 as a cumulative effect adjustment to the opening balance of retained earnings. The Company is currently evaluating the impact of the adoption of FIN No. 48 on the consolidated financial statements. In May 2007, the FASB issued FASB Staff Position (“FSP”) FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48”, which is effective upon the initial adoption of FIN No. 48. FSP FIN 48-1 provides guidance on how to determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The Company will apply the principles set forth in this FSP upon its adoption of FIN No. 48.

Axcan Pharma Inc.

Notes to Consolidated Financial Statements

September 30

(Amounts in the tables are stated in thousands of U.S. dollars, except share related data)

2      –  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recently issued accounting standards (continued)

During the June 2006 meeting of the EITF, a consensus was reached on EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation).” The EITF reached a consensus that this Issue applies to any tax assessed by a governmental authority that is both imposed on and concurrent with a specific revenue producing transaction between a seller and customer. Accordingly, taxes such as sales, use, value added, and some excise taxes may be within the scope of this Issue. The EITF reached a consensus that the income statement presentation (gross or net) of such taxes is an accounting policy decision that should be disclosed. In addition, a company should disclose in interim and annual financial statements the amount of such taxes reported on a gross basis, if significant. This Issue became effective for interim and annual reporting periods beginning after December 15, 2006. The Company elected to present on a net basis taxes collected from customers and remitted to governmental authorities; that is, they are excluded from revenues. The adoption of this consensus did not have an effect on the Company’s consolidated financial statements presentation.

During the June 2006 meeting of the EITF, a consensus was reached on EITF Issue No. 05-1, “Accounting for the Conversion of an Instrument that Became Convertible upon the Issuer’s Exercise of a Call option”, that the issuance of equity securities to settle a debt instrument (pursuant to the instrument’s original conversion terms) that became convertible upon the issuer’s exercise of a call option should be accounted for as a conversion if the debt instrument contained a substantive conversion feature as of its issuance date. That is, no gain or loss should be recognized related to the equity securities issued to settle the instrument. The issuance of equity securities to settle a debt instrument that became convertible upon the issuer’s exercise of a call option should be accounted for as a debt extinguishment if the debt instrument did not contain a substantive conversion feature as of its issuance date. That is, the fair value of the equity securities issued should be considered a component of the reacquisition price of the debt. This Issue applies to all conversions within the scope of this Issue that result from the exercise of call options and became effective for interim or annual reporting periods beginning after June 28, 2006, irrespective of whether the instrument was entered into prior or subsequent to Board ratification of this Issue. The adoption of this accounting pronouncement did not have an impact on the Company’s consolidated financial statements.

Axcan Pharma Inc.

Notes to Consolidated Financial Statements

September 30

(Amounts in the tables are stated in thousands of U.S. dollars, except share related data)

2      –  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recently issued accounting standards (continued)

In November 2005, the FASB issued FSP No. 115-1 and No. 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP No. 115-1”), which provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. FSP No. 115-1 also includes accounting considerations subsequent to the recognition of other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments.  FSP No. 115- 1 is required to be applied to reporting periods beginning after December 15, 2005 and was required to be adopted by the Company in the second quarter of 2006. The Company adopted FSP No. 115-1 beginning on January 1, 2006, and the adoption of FSP No. 115-1 did not have a material impact on the Company’s consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” which provides guidance on the accounting for and reporting of accounting changes and correction of errors. This statement changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this statement did not have an effect on the Company’s consolidated financial statements.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4”.  SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material and requires that such items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal”. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of this statement did not have an effect on the Company’s consolidated financial statements.

During the September 2004 meeting of the EITF, a consensus was reached on EITF Issue 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share”. The EITF 04-8 requires companies to include certain convertible instruments, that were previously excluded, into their calculations of diluted earnings per share. The EITF concluded that Issue 04-8 is effective for periods ending after December 15, 2004, and must be applied by restating all periods during which time the applicable convertible instruments were outstanding. The common shares issuable under the 4.25% convertible subordinated notes issued in 2003, are therefore included in the Company’s diluted income per share calculation.

Axcan Pharma Inc.

Notes to Consolidated Financial Statements

September 30

(Amounts in the tables are stated in thousands of U.S. dollars, except share related data)

3                 –  ACQUISITIONS

Product acquisitions

During the fourth quarter of fiscal 2007, the Company entered into an exclusive license and development agreement with Cellerix SL (“Cellerix”) of Spain, for the North American (United States, Canada and Mexico) rights to Cx401, a biological product in development for the treatment of perianal fistulas. Cx401 uses non-embryonic stem-cells to treat perianal fistulas in Crohn’s and non-Crohn’s Disease patients. Under the terms of the agreement, as at September 30, 2007, the Company recorded a $10,000,000 upfront payment payable to Cellerix, and will make regulatory milestone payments that could total up to $30,000,000. As this product had not reached technological feasibility, the upfront payment was considered to be acquired in-process research and was expensed in the fourth quarter of the year ended September 30, 2007, the period of acquisition.

On December 3, 2002, the Company acquired the worldwide rights to the PANZYTRAT enzyme product line from Abbott for a cash purchase price of $45,000,000. During a transition period ended during the year ended September 30, 2005, the seller acted as the Company’s agent for the management of sales of this product. For the year ended September 30, 2005, a portion of the sales of this product was still managed by the seller. The Company included in its revenue the net sales from the portion still managed by the seller less corresponding cost of goods sold and other seller-related expenses. Consequently, although net sales of such product of the year ended September 30, 2005 were $2,431,789, the Company only included in its revenue an amount of $949,866 representing the net sales less cost of goods sold and other seller-related expenses.

4                 –  SHORT-TERM INVESTMENTS

As at September 30, 2007, short-term investments include short-term notes and municipal bonds (short-term notes only in 2006). Six short-term notes represent approximately 87% (one short-term note for 11% in 2006) of the Company’s total short-term investments. Interest rates on short-term investments vary from 5.00% to 5.35% (2.02% to 5.25% in 2006).

5                 –  ACCOUNTS RECEIVABLE

	2007	2006
	$	$
Trade accounts, net of allowance for doubtful accounts of $222,457 ($143,501 in 2006)(a)	34,486	30,650
Taxes receivable	1,816	47
Other	372	242
	36,674	30,939

The Company believes that there is no unusual exposure associated with the collection of these accounts receivable.

(a)               As at September 30, 2007, the accounts receivable include amounts receivable from three major customers which represent approximately 47% (44% in 2006) of the Company’s total accounts receivable (see Note 16).

Axcan Pharma Inc.

Notes to Consolidated Financial Statements

September 30

(Amounts in the tables are stated in thousands of U.S. dollars, except share related data)

6                 –  INVENTORIES

	2007	2006
	$	$
Raw materials and packaging material	9,451	15,979
Work in progress	1,998	1,413
Finished goods	15,257	19,957
	26,706	37,349

7                 –  INCOME TAXES

The deferred income tax assets and liabilities result from differences between the tax value and book value of the following items:

	2007	2006
	$	$
Short-term deferred income tax assets
Inventories	6,102	3,203
Accounts receivable	47	—
Accounts payable and accrued liabilities	7,995	5,220
Unused capital losses	1,811	—
	15,955	8,423
Long-term deferred income tax assets
Property, plant and equipment	962	—
Intangible assets	3,354	—
Unused losses	287	—
	4,603	—

Short-term deferred income tax liabilities
Accounts receivable	651	410
Prepaid expenses and deposits	465	694
Research and development expenses	960	—
	2,076	1,104
Long-term deferred income tax liabilities
Property, plant and equipment	1,346	1,584
Intangible assets	29,931	34,072
Goodwill	720	720
Investments	4,298	—
Other	1,260	1,835
	37,555	38,211

Axcan Pharma Inc.

Notes to Consolidated Financial Statements

September 30

(Amounts in the tables are stated in thousands of U.S. dollars, except share related data)

7                 –  INCOME TAXES (continued)

Income taxes included in the statement of operations are as follows:

	2007	2006	2005
	$	$	$
Current	47,263	17,750	11,674
Deferred
Creation and reversal of temporary differences	(11,696)	580	(3,054)
Change in promulgated rates	—	(64)	(207)
	(11,696)	516	(3,261)
	35,567	18,266	8,413
Domestic
Current	16,073	(68)	(2,734)
Deferred	(8,394)	1,120	(941)
	7,679	1,052	(3,675)
Foreign
Current	31,190	17,818	14,408
Deferred	(3,302)	(604)	(2,320)
	27,888	17,214	12,088
	35,567	18,266	8,413

The Company’s effective income tax rate differs from the combined statutory federal and provincial income tax rate in Canada (32.02% for 2007, 31.77% for 2006 and 31.02% for 2005). This difference arises from the following:

	2007		2006		2005
	%	$	%	$	%	$
Combined basic rate applied to pre-tax income	32.02	34,272	31.77	18,231	31.02	10,807
Increase (decrease) in taxes resulting from:
Large corporations tax	—	—	—	—	0.17	60
Change in promulgated rates	—	—	(0.11)	(64)	(0.59)	(207)
Difference with foreign tax rates	(2.38)	(2,548)	1.46	837	(0.73)	(255)
Non-deductible items	4.79	5,131	5.11	2,935	4.51	1,570
Non-taxable items	(0.14)	(149)	(2.78)	(1,596)	(2.16)	(750)
Investment tax credits	(2.01)	(2,154)	(4.44)	(2,547)	(7.52)	(2,619)
Other	0.95	1,015	0.82	470	(0.55)	(193)
	33.23	35,567	31.83	18,266	24.15	8,413

As at September 30, 2007, no provision has been made for income taxes on the undistributed earnings of the Company’s foreign subsidiaries that the Company intends to indefinitely reinvest.

Axcan Pharma Inc.

Notes to Consolidated Financial Statements

September 30

(Amounts in the tables are stated in thousands of U.S. dollars, except share related data)

8                 –  PROPERTY, PLANT AND EQUIPMENT

	2007
		Accumulated
	Cost	depreciation	Net
	$	$	$
Land	1,877	—	1,877
Buildings	23,796	6,267	17,529
Furniture and equipment	14,331	10,983	3,348
Automotive equipment	65	61	4
Computer equipment	19,277	10,848	8,429
Leasehold and building improvements	199	189	10
	59,545	28,348	31,197

	2006
		Accumulated
	Cost	depreciation	Net
	$	$	$
Land	1,823	—	1,823
Buildings	22,306	4,794	17,512
Furniture and equipment	15,421	10,431	4,990
Automotive equipment	65	48	17
Computer equipment	12,895	8,435	4,460
Leasehold and building improvements	103	88	15
	52,613	23,796	28,817

Acquisitions of property, plant and equipment amount to $7,855,240 ($3,476,308 in 2006 and $5,997,554 in 2005).

The cost and accumulated depreciation of equipment under capital leases amount to $6,751,459 and $4,588,246, respectively ($6,091,700 and $3,271,948, respectively in 2006).

Axcan Pharma Inc.

Notes to Consolidated Financial Statements

September 30

(Amounts in the tables are stated in thousands of U.S. dollars, except share related data)

9                 –  INTANGIBLE ASSETS

	2007
		Accumulated
	Cost	amortization	Net
	$	$	$
Trademarks, trademark licenses and manufacturing rights with a:
Finite life	353,619	77,923	275,696
Indefinite life	103,896	12,375	91,521
	457,515	90,298	367,217

	2006
		Accumulated
	Cost	amortization	Net
	$	$	$
Trademarks, trademark licenses and manufacturing rights with a:
Finite life	347,117	59,404	287,713
Indefinite life	100,342	12,375	87,967
	447,459	71,779	375,680

Further to budgetary initiatives implemented by the French government during the year ended September 30, 2006, which resulted in the delisting of a number of pharmaceutical products from government formularies and re-pricing of other pharmaceutical products, the Company reviewed the appropriate carrying value and useful life of its French subsidiary’s intangible assets. The cost of the product LACTEOL was consequently transferred from intangible assets with an indefinite life to intangible assets with a finite life. The net cost of LACTEOL as of October 1, 2005, which amounted to $11,347,600, is therefore amortized over a 15-year period. During the year ended September 30, 2006, a partial write-down of $5,800,000 was recognized on a French line of products including TAGAMET and TRANSULOSE, as the carrying value of the intangible assets associated with these products exceeded their estimated fair value.

On October 1, 2005, the net cost of ADEKs, amounting to $2,172,965, was also transferred from intangible assets with an indefinite life to intangible assets with a finite life following changes in market conditions and is amortized over a 15-year period.

Acquisitions of intangible assets amount to $37,736 ($4,569,407 in 2006 and $51,103 in 2005). The current intangible assets with a finite life have a weighted-average remaining amortization period of approximately 17 years as at  September 30, 2006 and 2007.

Axcan Pharma Inc.

Notes to Consolidated Financial Statements

September 30

(Amounts in the tables are stated in thousands of U.S. dollars, except share related data)

9                 –  INTANGIBLE ASSETS (continued)

The annual amortization expenses without taking into account any future acquisitions expected for the years 2008 through 2012 are as follows:

$

2008	17,430
2009	17,430
2010	17,430
2011	17,430
2012	17,430

10          –  AUTHORIZED LINE OF CREDIT

The Company has a credit facility for an amount of up to $125,000,000. The amount of this facility may be draw-down by the Company, subject to fulfilment of certain conditions specified in the credit agreement until April 30, 2012. Under certain conditions, the amount of the credit can be increased up to an additional $100,000,000 and the maturity date extended.

The Company’s credit facility is secured by a first priority security interest on all present and future acquired assets of the Company and its material subsidiaries, and provides for the maintenance of certain financial ratios. Among the restrictions imposed by the credit facility is a covenant limiting cash dividends, share repurchases (other than redeemable shares issued in connection with a permitted acquisition) and similar distributions to shareholders to 50% (10% in 2006) of the Company’s net income for the preceding fiscal year.

The interest rate varies, depending on the Company’s leverage, between 5 and 75 (25 and 100 in 2006) basis points over the Canadian prime rate or U.S. base rate and between 90 and 175 (125 and 200 in 2006) basis points over the LIBOR rate or bankers’ acceptances. The line of credit also provides for a stand-by fee of between 20 and 32.5 (25 and 37.5 in 2006) basis points. The credit facility may be drawn in U.S. dollars, in Canadian dollars or in Euro equivalent. As at September 30, 2007 and 2006 there was no amount outstanding under the line of credit.

Axcan Pharma Inc.

Notes to Consolidated Financial Statements

September 30

(Amounts in the tables are stated in thousands of U.S. dollars, except share related data)

11          –  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2007	2006
	$	$
Accounts payable	13,596	12,043
Contract rebates, product returns and accrued chargebacks	29,986	20,726
Accrued interest on subordinated notes	—	2,447
Accrued royalty fees	4,284	5,508
Accrued salaries	4,759	2,929
Accrued bonuses	7,485	4,368
Accrued research and development expenses	15,785	6,588
Other accrued liabilities	7,301	6,124
	83,196	60,733

12          – LONG-TERM DEBT

	2007	2006
	$	$
Convertible subordinated notes, 4.25%, interest payable semi-annually starting October 15, 2003, convertible into 8,924,113 common shares, maturing April 15, 2008.(a)	—	125,000
Obligations under capital leases, interest rates varying between 3.81% and 6.2% payable in monthly instalments, principal and interest, maturing on different dates until 2009.	649	1,246
	649	126,246
Instalments due within one year	527	681
	122	125,565

(a)               During the year ended September 30, 2007, the Company called for redemption all of its $125,000,000, 4.25% Convertible subordinated notes (“Notes”) and the holders of all of the Notes exercised their right to convert their Notes, in lieu of redemption, by June 28, 2007. The Company completed the conversion of the Notes by issuing an aggregate of 8,924,080 common shares and paying $613 in lieu of fractional shares. Long-term debt was consequently reduced by $125,000,000 and capital stock increased by the same amount. As a result of the conversion, financial expenses for the year were reduced by $2,525,158 in interest on long-term debt and increased by $376,677 in amortization of deferred debt issue expenses compared to fiscal 2006.

The Notes were convertible into 8,924,113 common shares. The holders could have converted their Notes during any quarterly conversion period if the closing price per share for at the least 20 consecutive trading days during the 30 consecutive trading-day period ending on the first day of the conversion period exceeded 110% of the conversion price in effect on that thirtieth trading day. The holders could also have converted their Notes during the five business-day period following any 10 consecutive trading-day period in which the daily average of the trading prices for the Notes was less than 95% of the average conversion value for the Notes during that period. Finally, the holders could also have converted their Notes upon the occurrence of specified corporate transactions, or if the Company had called the Notes for redemption. From April 20, 2006, the Company had the right, at its option, to redeem the Notes, in whole or in part at redemption prices varying from 101.70% to 100.85% of the principal amount plus any accrued and unpaid interest to the redemption date. The notes also included provisions for the redemption of all the notes for cash at the option of the Company following some changes in tax treatment.

Axcan Pharma Inc.

Notes to Consolidated Financial Statements

September 30

(Amounts in the tables are stated in thousands of U.S. dollars, except share related data)

12          – LONG-TERM DEBT (continued)

As at September 30, 2007, minimum instalments on long-term debt for the next two years are as follows:

Obligations
under
capital
leases
$
2008	555
2009	143
698
Interest included in the minimum lease payments	49
649

13          –  CAPITAL STOCK

Preferred shares

The Company has an unlimited number of authorized preferred shares without par value, issuable in series, rights, privileges and restrictions determined at the creation date.

Two series of preferred shares have been created as follows:

Series A, shares authorized: 14,175,000 non-voting, annual preferential cumulative dividend of 5%, redeemable on or prior to June 8, 2001 at CAN$1.00 per share payable at the option of the Company in cash or by the issuance of common shares or in any combination of cash and common shares.

Series B, shares authorized: 12,000,000 non-voting, redeemable on the fifth anniversary of their issuance at CAN$1.00 per share payable in cash or by the issuance of common shares at the option of the Company, convertible into common shares at the holder’s option on the basis of one common share for each 15 Series B preferred shares.

Stock incentive plans

In 2006, the Company adopted a new stock incentive plan (the “2006 plan”) in replacement of its previous stock option plan and pursuant to which the Company may, among other instruments, grant options, RSUs and DSUs to eligible employees and directors of the Company. The 2006 plan provides that a maximum of 2,300,000 common shares are issuable pursuant to awards made under the 2006 plan, of which a maximum of 800,000 shares being available in the form of RSUs and DSUs. The per share purchase price cannot be less than the market price of the common stock on the last trading day prior to the date of grant, and the options expire no later than seven years from that date. Options may be exercised over a period established at the date of grant except for the annual options granted to outside directors which may be exercised one year after the date of grant. At September 30, 2007, there were 544,850 outstanding options that may become exercisable under the terms of the 2006 plan. These options may be exercised at a rate of 33% per year.

Axcan Pharma Inc.

Notes to Consolidated Financial Statements

September 30

(Amounts in the tables are stated in thousands of U.S. dollars, except share related data)

13          –  CAPITAL STOCK (continued)

Stock incentive plans (continued)

Under the Company’s previous stock option plan established in 1995 (the “1995 plan”), a maximum of 4,500,000 common shares were issuable pursuant to the exercise of options. Options were granted at the market price of one common share on the last trading day prior to the granting date. Options granted under the 1995 plan may be exercised at a rate of 20% per year and expire ten years after the granting date except for the annual options granted to outside directors, which vested one year after the granting date. At September 30, 2007, there were 2,139,985 outstanding options that are or may become exercisable under the terms of the 1995 plan.

The changes to the number of stock options outstanding are as follows:

	2007		2006		2005
		Weighted		Weighted		Weighted
		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise
	options	price	options	price	options	price
		$		$		$
Balance, beginning of year	3,057,084	13.01	2,986,748	12.87	2,600,556	11.86
Granted	599,800	15.30	416,714	13.81	692,100	16.19
Exercised	(634,991)	11.43	(118,406)	9.07	(119,839)	8.93
Expired	(74,660)	17.06	(35,650)	14.14	(3,880)	13.88
Forfeited	(262,398)	14.75	(192,322)	14.89	(182,189)	13.96
Balance, end of year	2,684,835	13.61	3,057,084	13.01	2,986,748	12.87
Options exercisable at end of year	1,445,871	12.45	1,790,020	11.93	1,409,939	10.97

Stock options outstanding at September 30, 2007 are as follows:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
		contractual	exercise		exercise
Exercise price	Number	life	price	Number	price
			$		$
$4.06 – $5.00	10,000	2.22	4.06	10,000	4.06
$5.01 – $7.00	—	—	—	—	—
$7.01 – $10.00	483,097	2.77	8.57	483,097	8.57
$10.01 – $13.00	287,570	4.93	11.53	238,210	11.60
$13.01 – $16.00	1,330,048	6.43	14.28	445,534	14.03
$16.01 – $19.00	416,620	7.30	16.68	189,530	16.93
$19.01 – $19.99	157,500	6.63	19.95	79,500	19.99
	2,684,835	5.74	13.61	1,445,871	12.45

Axcan Pharma Inc.

Notes to Consolidated Financial Statements

September 30

(Amounts in the tables are stated in thousands of U.S. dollars, except share related data)

13          –  CAPITAL STOCK (continued)

Stock incentive plans (continued)

The changes to the number of non-vested stock options for the year ended September 30, 2007 are as follows:

		Weighted
		average
		grant date
	Number	fair value
		$
Balance, beginning of year	1,267,064	6.57
Granted	599,800	5.89
Vested	(365,502)	6.55
Forfeited	(262,398)	6.28

Balance, end of year	1,238,964	6.26

The Company recorded $4,548,293 ($3,554,924 in 2006) of compensation expenses relative to stock options for the year ended September 30, 2007, in accordance with SFAS No. 123(R). The amount of expense has been reduced to take into account the estimated forfeitures. As at September 30, 2007, there were $7,247,201 ($7,106,966 in 2006) of total unrecognized compensation costs related to stock options. These costs are expected to be recognized over a weighted average period of 2.7 (3.1 in 2006) years.

The weighted average fair value of granted stock options was $5.89, $6.41 and $7.01 for the years ended September 30, 2007, 2006 and 2005.

The fair value of each option award is estimated on the date of grant using the Black-Scholes valuation model and the assumptions noted in the following table. The expected life of options is based on observed historical exercise patterns. Groups of employees that have similar historical exercise patterns are considered separately for valuation purposes. The expected volatility is based solely on historical volatility. The risk free interest rate is based on the implied yield on a U.S. or Canadian Treasury zero-coupon issue with a remaining term equal to the expected term of the option. The dividend yield reflects that the Company has not paid any cash dividends since inception and does not intend to pay any cash dividends in the foreseeable future.

	2007	2006	2005

Expected term of options (years)	4.5	5.8	6
Expected stock price volatility	38%	42%	43%
Risk-free interest rate	4.36%	4.28%	3.94%
Expected dividend	—	—	—

Under the 2006 plan, the Company may also grant RSUs to directors and employees. The value of a RSU is always equal to the market price of one common share of the Company. RSUs entitle the holder to receive common shares of the Company at the end of a vesting period. The total number of RSUs granted in 2007 was 190,875 (40,950 in 2006) with a fair value of $14.61 ($12.99 in 2006) each. As at September 30, 2007, there were 201,025 (40,950 in 2006) outstanding RSUs. The RSUs granted in 2006 and 2007 vest at the end of a three-year period.

Axcan Pharma Inc.

Notes to Consolidated Financial Statements

September 30

(Amounts in the tables are stated in thousands of U.S. dollars, except share related data)

13          –  CAPITAL STOCK (continued)

Stock incentive plans (continued)

The Company may also grant DSUs to directors or members of a select group of management. The value of a DSU is always equal to the market price of one common share of the Company. Since 2006, directors receive an annual grant of DSUs having a value of $15,000 and each of the eligible persons may elect to receive a portion of their annual compensation in the form of DSUs. DSUs are credited with dividend equivalents when dividends are paid on the Company’s common shares. Directors may not receive any distribution in respect of the DSUs until they withdraw from the Board and members of management until cessation of employment. The amount of compensation deferred is converted into DSUs based on the market price of the common stock on the last trading day prior to the date of grant. As at September 30, 2007, the Company’s directors held 9,961 (10,009 in 2006) DSUs.

14          –  FINANCIAL INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENT OF OPERATIONS

a) Financial expenses

	2007	2006	2005
	$	$	$
Interest on long-term debt	2,870	5,416	5,542
Bank charges	182	154	165
Financing fees	298	301	333
Amortization of deferred debt issue expenses	1,475	1,117	1,100
	4,825	6,988	7,140

b) Other information

	2007	2006	2005
	$	$	$
Rental expenses	2,336	1,989	1,148
Shipping and handling expenses	5,911	5,097	4,901
Advertising expenses	13,557	11,488	16,592
Depreciation of property, plant and equipment	5,356	5,901	5,339
Amortization of intangible assets	17,138	16,922	16,193
Stock-based compensation expense	4,548	3,554	—

The Company incurred professional fees with entities, in which directors of the Company are partner or shareholder, totalling $294,280 for the year ended September 30, 2007 ($414,147 in 2006 and $400,396 in 2005). These transactions were concluded in the normal course of operations, at the amount agreed to by the related parties.

In connection with a reorganization of its international operations due to budgetary initiatives implemented by the French government during the year ended September 30, 2006, the Company undertook a reduction of its workforce in Europe. To this end, in May 2006, the Company’s French subsidiary communicated a reorganization plan to the employee representatives in France aimed at reducing its workforce. As this plan was implemented, the Company recorded a one-time restructuring charge of $1,738,755 during the year ended September 30, 2006. The restructuring charge included severance costs totalling $1,305,501 and professional and legal fees for transition assistance totalling $433,254. As at September 30, 2006, $1,035,270 had been paid for severance costs and $390,764 for professional and legal fees. The balance payable of $312,721 has been paid during the year ended September 30, 2007.

Axcan Pharma Inc.

Notes to Consolidated Financial Statements

September 30

(Amounts in the tables are stated in thousands of U.S. dollars, except share related data)

14          –  FINANCIAL INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENT OF OPERATIONS (continued)

c)  Income per common share

The following tables reconcile the numerators and denominators of the basic and diluted income per share computations.

	2007	2006	2005
	$	$	$
Net income available to common shareholders
Basic	71,465	39,119	26,425
Interest and amortization of deferred debt issue expenses relating to the convertible subordinated notes, net of income taxes	2,793	4,328	4,257
Net income available to common shareholders on a diluted basis	74,258	43,447	30,682

	2007	2006	2005
Weighted average number of common shares
Weighted average number of common shares outstanding and relevant shares issuable under stock incentive plans	48,466,980	45,741,419	45,617,703
Effect of dilutive stock options and relevant shares issuable under stock incentive plans	607,127	398,964	677,386
Effect of dilutive convertible subordinated notes	6,650,298	8,924,113	8,924,113
Adjusted weighted average number of common shares outstanding	55,724,405	55,064,496	55,219,202
Number of common shares outstanding as at November 29, 2007	55,374,561

Options to purchase 481,475 common shares (1,155,744 for 2006 and 706,950 for 2005) were outstanding but were not included in the computation of diluted income per share as the exercise price of the options was greater than the average market price of the common shares.

15          –  FINANCIAL INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENT OF CASH FLOWS

a) Changes in working capital items

	2007	2006	2005
	$	$	$
Accounts receivable	(4,047)	7,338	8,648
Income taxes receivable	(492)	(260)	1,610
Inventories	11,658	(402)	1,490
Prepaid expenses and deposits	770	(1,812)	1,861
Accounts payable and accrued liabilities	17,712	7,263	4,429
Income taxes payable	16,577	(1,047)	3,995
	42,178	11,080	22,033

Axcan Pharma Inc.

Notes to Consolidated Financial Statements

September 30

(Amounts in the tables are stated in thousands of U.S. dollars, except share related data)

15          –  FINANCIAL INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

b) Cash flows relating to interest and income taxes of operating activities

	2007	2006	2005
	$	$	$
Interest received	7,036	4,562	1,256
Interest paid	5,627	5,416	5,626
Income taxes paid	29,404	19,568	6,984

16          –  SEGMENTED INFORMATION

The Company operates in a single field of activity, the pharmaceutical industry.

No customer represents more than 10% of the Company’s revenue except for three major customers for which the sales represented77.3% of revenue for the year ended September 30, 2007 (74.8% and 62.1% in 2006 and 2005) and are detailed as follows:

	2007	2006	2005
	%	%	%
Customer A	41.2	39.0	30.2
Customer B	25.0	24.4	20.9
Customer C	11.1	11.4	11.0
	77.3	74.8	62.1

Purchases from one supplier represent approximately 19% of the cost of goods sold for the year ended September 30, 2007 (two for 42% in 2006 and  one for 15% in 2005).

The Company purchases its inventory from third party manufacturers, many of whom are the sole source of products for the Company. The failure of such manufacturers to provide an uninterrupted supply of products could adversely impact the Company’s ability to sell such products.

Axcan Pharma Inc.

Notes to Consolidated Financial Statements

September 30

(Amounts in the tables are stated in thousands of U.S. dollars, except share related data)

16          –  SEGMENTED INFORMATION (continued)

The Company operates in the following geographic areas:

	2007	2006	2005
	$	$	$
Revenue
Canada
Domestic sales	37,950	37,956	34,412
Foreign sales	—	—	—
United States
Domestic sales	250,774	195,954	155,261
Foreign sales	3,958	5,801	4,394
Europe
Domestic sales	45,859	43,374	46,225
Foreign sales	10,011	8,702	10,857
Other	395	530	194
	348,947	292,317	251,343

Revenue is attributed to geographic areas based on the country of origin of the sales.

	2007	2006
	$	$
Property, plant, equipment, intangible assets and goodwill
Canada	33,048	36,409
United States	124,382	125,084
Europe	238,933	239,323
Other	29,518	31,148
	425,881	431,964

Axcan Pharma Inc.

Notes to Consolidated Financial Statements

September 30

(Amounts in the tables are stated in thousands of U.S. dollars, except share related data)

17          –  FINANCIAL INSTRUMENTS

Currency risk

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of those rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. As at September 30, 2007, the Company had financial assets totalling $344,489,729 ($203,872,919 in 2006) including cash, cash equivalents and accounts receivable for CAN$983,118 and 14,183,381 Euros respectively (CAN$3,814,612 and 11,097,255 Euros in 2006). The financial liabilities totalling $83,844,415 ($186,979,096 in 2006) include accounts payable and accrued liabilities and long-term debt for CAN$15,130,739 and 9,978,971 Euros respectively (CAN$16,955,611, and 8,456,708 Euros in 2006).

Fair value of the financial instruments on the balance sheet

The estimated fair value of the financial instruments is as follows:

	2007		2006
		Carrying		Carrying
	Fair value	amount	Fair value	amount
	$	$	$	$
Assets
Cash and cash equivalents	179,672	179,672	55,830	55,830
Short-term investments	129,958	129,958	117,151	117,151
Accounts receivable, net	34,859	34,859	30,892	30,892
Liabilities
Accounts payable and accrued liabilities	83,196	83,196	60,733	60,733
Long-term debt	649	649	132,500	126,246

The following methods and assumptions were used to calculate the estimated fair value of the financial instruments on the balance sheet.

a)                          Financial instruments valued at carrying amount

The estimated fair value of certain financial instruments shown on the balance sheet is equivalent to their carrying amount because they are realizable in the short-term. These financial instruments include cash and cash equivalents, short-term investments, accounts receivable and accounts payable and accrued liabilities.

b)                          Long-term debt

The fair value of long-term debt is established by discounting the future cash flows at interest rates corresponding to those the Company would have obtained at year end date for loans with similar maturity dates and terms. In 2006, the fair value of the convertible subordinated notes is based on the trading price at the end of the year.

Axcan Pharma Inc.

Notes to Consolidated Financial Statements

September 30

(Amounts in the tables are stated in thousands of U.S. dollars, except share related data)

18          –  COMMITMENTS AND CONTINGENCIES

a)                          Commitments

The Company has entered into non-cancellable operating leases and service agreements with fixed minimum payment obligations expiring on different dates until December 2013 for the rental of office space, automotive equipment and other equipment and for administrative, research and development and other services.

Minimum future payments under these commitments for the next years are as follows:

$

2008	4,015
2009	1,969
2010	834
2011	381
2012 and thereafter	121
7,320

b)                          Licensing agreements

In May 2000, the Company entered into agreements with QLT PhotoTherapeutics Inc. (“QLT”) relating to the purchase of PHOTOFRIN, which provided for milestone payments to be made by the Company to QLT that could reach a maximum of CAN$20,000,000 upon receipt of certain regulatory approvals for specific or additional indications for PHOTOFRIN or other conditions. Each milestone payment had to be made at the option of the Company either in cash or in Series B preferred shares or in a combination of cash and preferred shares provided that at least one-half of the milestone payable had to be paid in cash. In 2006, the final milestone payment of CAN$5,000,000 ($4,495,999) was paid by the Company. To date, the maximum of CAN$20,000,000 ($15,440,767) has been paid in cash and recorded in intangible assets with a finite life.

In October 2000, the Company entered into a licensing agreement with the Children’s Hospital Research Foundation for a series of sulfated derivatives of ursodeoxycholigic acid compounds (“SUDCA”). The Company has, as at September 30, 2007, paid $839,562 in cash. The Company also agreed to pay milestones for a maximum amount of $200,000 when a SUDCA product receives regulatory approval and a bonus when certain conditions are met; finally, the Company agreed to pay royalties based on net sales.

Axcan Pharma Inc.

Notes to Consolidated Financial Statements

September 30

(Amounts in the tables are stated in thousands of U.S. dollars, except share related data)

18          –  COMMITMENTS AND CONTINGENCIES (continued)

b)                          Licensing agreements (continued)

In May 2002, the Company signed a co-development and licensing agreement with NicOx S.A. (“NicOx”) for NCX-1000 a nitric oxide-donating ursodiol derivative for the treatment of chronic liver diseases including portal hypertension and Hepatitis “C”, pursuant to which, the Company obtained from NicOx an exclusive license to commercialize NCX-1000 in Canada and Poland as well as an option to acquire the same exclusive rights for the United States market. Under the terms of the agreement, the Company agreed to pay NicOx options or milestone payments totalling up to $17,000,000 at various stages of development. An upfront amount of $2,000,000 was paid in 2003. Following review of initial clinical results, the Company decided to cease development of this compound in fiscal 2007.

In October 2002, the Company acquired from Gentium S.p.A., an Italian company, exclusive rights to develop and market in North America, a patented 4 gram rectal gel formulation of mesalamine (5-ASA) for the treatment of active distal ulcerative colitis. In return the Company agreed to make milestone payments totalling approximately $1,500,000, the majority of which payable upon approval in the United States. An amount of approximately $200,000 was paid in 2003. The Company also agreed to pay a royalty of 4% on net sales for a ten-year period from product’s launch. In fiscal 2007, the Company decided to cease the development of this product.

In July 2003, the Company acquired from Merz Pharmaceutical GmbH (“Merz”) an exclusive licence to use, develop and submit for approval of certain injectable and oral granule formulations containing L-ornithine and L-aspartate. In consideration of the rights and licenses granted by Merz under this agreement, the Company agreed to pay a royalty of 6% of net sales or 4% of net sales if the Company develops any patentable invention or improvement and Merz incorporates such invention or improvement into its products. In fiscal 2007, the Company decided to cease the development of this product.

In August 2003, the Company signed an agreement to acquire the exclusive license for North America, the European Union and Latin America to develop, manufacture and market ITAX which provides for milestone payments for an amount of $20,000,000 upon regulatory submission and an amount of $45,000,000 upon regulatory approval. The Company also agreed to pay royalties of 9% of net sales from the date of first commercial sale until the expiration of the patent and 6% for ten years then after. As previously announced, the Company decided to cease the development of ITAX for the treatment of Functional Dyspepsia during the year ended September 30, 2006.

In February 2005, the Company signed a license agreement with Lisapharma S.p.A., an Italian company, to submit for approval and commercialize, in North America, products in gel sachet and tablet dosage forms that contain sucralfate as the main active ingredient. Under the agreement, the Company agreed to pay license fees of up to $2,000,000 over a maximum period of four years (as at September 30, 2006 an amount of $1,000,000 had been recorded as expense) and make milestone payments totalling up to $3,000,000 upon regulatory approvals. The Company also agreed to pay royalties of 6% of net sales of products enjoying patent protection and 3% of net sales of products not enjoying patent protection for up to five years from a first commercial sale. During fiscal 2007, the Company decided to cease the development of this product and terminated its agreement with Lisapharma S.p.A.

Axcan Pharma Inc.

Notes to Consolidated Financial Statements

September 30

(Amounts in the tables are stated in thousands of U.S. dollars, except share related data)

18          –  COMMITMENTS AND CONTINGENCIES (continued)

b)                          Licensing agreements (continued)

In May 2005, the Company signed a license and technology agreement with Howard J. Smith & Associates PTY LTD (“HSA”), an Australian company, to develop and market products for the treatment of viral hepatitis. The Company agreed to make milestone payments totalling up to $17,000,000 at various stages of development or commercialization. The Company also agreed to pay royalties of 4.5% of net sales in countries where an HSA patent is in force and 2.25% of net sales in countries where no HSA patent is in force, for a maximum of ten years after the first commercial sale of a product in the relevant country. During fiscal 2007, the Company decided to cease the development of this product.

In September 2006, the Company entered into a license and co-development agreement with AGI Therapeutics Research Ltd (“AGI”). Pursuant to this agreement, AGI and the Company will co-develop a controlled release omeprazole product, AGI-010, for the treatment of gastro-oesophageal reflux disease. Under the agreement, the Company and AGI have agreed to share certain development expenses and the Company paid a $1,500,000 upfront fee, accounted for as a research and development expense. The Company may also be required to make specified milestone payments that could total up to $17,500,000 at various stages of development up to and including regulatory approvals. Finally, the Company agreed to pay royalties varying between 4% and 7.5% of net sales.

In September 2007, the Company entered into an exclusive license and development agreement with Cellerix SL (“Cellerix”) of Spain, for the North American (United States, Canada and Mexico) rights to Cx401, a biological product in development for the treatment of perianal fistulas. Cx401 uses non-embryonic stem-cells to treat perianal fistulas in Crohn’s and non-Crohn’s Disease patients. Under the terms of the agreement, as at September 30, 2007, the Company recorded a $10,000,000 upfront payment payable to Cellerix, plus regulatory milestone payments that could total up to $30,000,000. The Company has also agreed to make an equity investment of up to $5,000,000 in Cellerix, should Cellerix complete its initial public offering by September 30, 2010. Finally, the Company agreed to pay royalties varying between 12% and 18% of net sales.

c)                          Royalties

The Company pays royalties on the sales of certain of its products to unrelated third parties under license and similar agreements, at rates ranging between 1% and 6%.

During the year ended September 30, 2007, the Company charged to cost of goods sold a total of $4,107,635 ($3,768,515 in 2006 and $3,695,087 in 2005) in royalties in connection with the sales of its URSO, ULTRASE, PHOTOFRIN, ADEKs and PYLERA products.

Axcan Pharma Inc.

Notes to Consolidated Financial Statements

September 30

(Amounts in the tables are stated in thousands of U.S. dollars, except share related data)

18          –  COMMITMENTS AND CONTINGENCIES (continued)

d)                          Contingencies

As at September 30, 2005, the Company had accrued $2,900,000 to cover any future settlements in connection with an indemnification claim and product liability lawsuits initiated against its subsidiary, Axcan Scandipharm, relating to the product line it markets under the name ULTRASE. During the year ended September 30, 2006, following a series of favourable decisions in the indemnification claim, the Company revaluated its exposure and this accrual was reversed, thus reducing the selling and administrative expenses by the same amount.

e)                          Employee benefit plan

A subsidiary of the Company has a defined contribution plan (the “Plan”) for its U.S. employees. Participation is available to substantially all U.S. employees. Employees may contribute up to 15% of their gross pay or up to limits set by the U.S. Internal Revenue Service. The Company may make matching contributions of a discretionary percentage. During the year ended September 30, 2007, the Board of Directors approved, and the Company charged to operations, contributions to the Plan totalling $454,015 ($385,018 in 2006 and $495,195 in 2005).

f)                            Other

The Company has been audited by Canada Revenue Agency, mainly on transfer pricing issues, for fiscal years 2002 to 2004. As a result of this audit, which was completed in the second quarter of fiscal 2007, the Company received new assessments from Canada Revenue Agency, which allowed management to confirm that the current estimate of the tax provision is reasonable.